AEM SPA

03 SEP 26 AM 7:21

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/406/2003/AG/db

BY UPS

03032307

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

September 24, 2003

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the convocation of the ordinary shareholders'meeting which will take place on October 28, 2003 in first call and, if necessary, on November 4, 2003 in second call.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
OCT 07 2003
THOMSON
FINANCIAL

Very truly yours,

Antonella Giacobone
Company Secretary

Encl.

968127 - 2.99

Aem S.p.A.

Registered Office in Milan, corso di Porta Vittoria 4

Share Capital € 936,024,648.00 wholly paid-up

Tax Code, VAT Number and

Registration Number in the Milan Company Register

11957540153

CALL FOR AN ORDINARY SHAREHOLDERS' MEETING

Shareholders are invited to attend the ordinary meeting to be held in the Auditorium of the Assolombarda Congress Centre, via Pantano 9, Milan, on 28 October 2003 at 10 a.m., as a first call and, if necessary, as a second call, on 4 November 2003, at the same time and place, to discuss and decide on the following

AGENDA

1. Information to shareholders about the company's performance and plans, pursuant to art. 12, second paragraph, of the Articles of Association.
2. Purchase and disposal of own shares: applicable and consequent decisions.

Shareholders who have obtained the certification pursuant to art. 85 of Italian Legislative Decree No.58/98, issued by an intermediary which is a member of Monte Titoli S.p.A. centralized management system, are entitled to attend.

A copy of the Half-Yearly Report at 30 June 2003 is available for inspection by the public at the company's registered office and at the premises of Borsa Italiana S.p.A., and can also be viewed on the

internet website *www.aem.it*, as of 15 September 2003. During the fifteen days before the meeting, with the same terms, any member of the public will be able to view the contents of the Auditors' report and any comments on the Half-Yearly Report that may be made by the Board of Auditors.

In the fifteen days before the meeting, with the same terms, any member of the public will be able to view the Directors' Report on the second point on the agenda, a copy of which can be requested by shareholders, if they so wish.

On behalf of the Board of Directors

Giuliano Zuccoli
Chairman

AEM SPA

03 SEP 26 AM 7:21

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/404/2003/AG/db

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY UPS

September 23, 2003

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued yesterday, regarding the proposed buy back by Aem of its own shares.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Antonella Giacobone
Company Secretary

Encl.

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale sociale L. 1.800.047.400.000 i.v. - Codice fiscale e Partita IVA 11957540153 - Registro Imprese di Milano N. 1566509/1996

AEM SPA

FILE NO. 82-4911

PRESS RELEASE

Milan, 22 September 2003. The Board of Directors of AEM S.p.A., meeting today under the chairmanship of Mr Giuliano Zuccoli, has reached the decision to ask shareholders at the ordinary general meeting scheduled for 28 October to grant the authorisation to buy back Aem's own shares on the stock market. The proposal pursues the objective of having an investment opportunity in relation to the development of the company and the performance of stock markets, enabling it at the same time to use its own shares bought back as part of business plans consistent with the company's strategic lines.

The request for authorisation, for a period of eighteen months after the resolution of the shareholders' meeting, concerns a buy-back operation involving a total number of own shares not exceeding 10% of the share capital and within the limits of earnings that can be distributed and of available reserves, for a total expense not exceeding 250 million euro. The purchase will be carried out in accordance with the terms and within the limits provided for by the current regulations issued by Italy's 'Borsa Italiana S.p.A.', in the respect of equal treatment of shareholders pursuant to art. 132 of Italian Legislative. Decree No. 58 of 24 February 1998, with the exclusion of public purchase and/or exchange offers. The purchase price per share won't be below the face value of the share (0.52 euro) and not above 5% of the reference price, that is to say the price recorded by the stock at the stock exchange session before each single purchase transaction.

Authorization will also be requested for the sale of the company's own shares bought back, to be carried out either in bulk or on the electronic stock exchange, even as part of trading activities, at a price per share of no less than 5% of the reference price, that is to say the price recorded by the stock at the stock exchange session preceding each single transaction. The aforesaid price limit shall not apply in the event of exchange of own shares carried out as part of business projects.

AEM S.p.A.